EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

March 2021

Item 3 News Releases

News release dated March 11, 2021.

Item 4 Summary of Material Change

On March 11, 2021, the Company announced that its wholly-owned subsidiary, Altum Pharmaceuticals (“Altum”) has entered into a Letter of Intent with Pontificia Universidad Católica de Chile to conduct a randomized placebo-controlled trial (“IN2COVID”) in COVID-19 patients testing Altum’s proprietary inhaled interferon alpha-2b product, AP-003. The trial is projected to start in Q2 of this year and be completed by end of Q3.

The goal of the IN2COVID trial is to confirm the benefit of inhaled Interferon alpha-2b (“IFN-a2b”), a Type I interferon and a naturally occurring protein integral to the body’s first line of anti-viral defenses, in early stage COVID-19 patients. The IN2COVID trial will have a randomized placebo Phase 1 portion in healthy subjects followed by a randomized placebo-controlled Phase 2 portion in early stage COVID-19 patients (<5 days of diagnosis of COVID-19). The IFN-a2b treatment arms will receive Altum’s proprietary inhaled INF-a2b product, AP-003, administered via nebulizer, twice daily for 10 days.

On March 11, 2021, the Company closed its second tranche of a non-brokered private placement by issuing 73,600 common shares at a price of $1.40 per common share for gross proceeds of $103,040. The Company also issued 76,000 common shares as finder’s fee related to its tranche of private placement that closed on February 22, 2020 and 2,500 common shares pursuant to vesting of restricted stock units.

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Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

March 16, 2021

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SCHEDULE “A”

BetterLife Subsidiary, Altum Pharmaceuticals, to Conduct Randomized Placebo-controlled COVID-19 Trial Using AP-003

Trial to be Conducted by Pontificia Universidad Católica de Chile in Q2 2021

VANCOUVER, British Columbia, March 11, 2021 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), today announced that its wholly-owned subsidiary, Altum Pharmaceuticals (“Altum”) has entered into a Letter of Intent with Pontificia Universidad Católica de Chile to conduct a randomized placebo-controlled trial (“IN2COVID”) in COVID-19 patients testing Altum’s proprietary inhaled interferon alpha-2b product, AP-003. The trial is projected to start in Q2 of this year and be completed by end of Q3.

Interferon alpha-2b (“IFN-a2b”), a Type I interferon, is a naturally occurring protein integral to the body’s first line of anti-viral defenses. There is evidence that coronaviruses, such as SARS-CoV-2, have mechanisms which suppress IFN-a2b production, allowing the virus to evade the innate immune system. Multiple clinical analyses show a significant link between deficiency in Type 1 interferon and development of severe COVID-19 disease. There is also accumulating evidence from preclinical studies that coronavirus replication is blocked by the addition of exogenous INF-a2b. An exploratory study in Wuhan, China, in COVID-19 patients, showed that patients treated with inhaled IFN-a2b had a more rapid rate of viral clearance than patients in the comparator arm who did not receive inhaled IFN-a2b.

The goal of the IN2COVID trial is to confirm the benefit of inhaled IFN-a2b in early stage COVID-19 patients. The IN2COVID trial will have a randomized placebo Phase 1 portion in healthy subjects followed by a randomized placebo-controlled Phase 2 portion in early stage COVID-19 patients (<5 days of diagnosis of COVID-19). The IFN-a2b treatment arms will receive Altum’s proprietary inhaled INF-a2b product, AP-003, administered via nebulizer, twice daily for 10 days.

“We are excited to be collaborating with the School of Medicine at Pontificia Universidad Católica de Chile to conduct this trial in COVID-19 patients,” said BetterLife’s Chief Executive Officer, Dr. Ahmad Doroudian. “The team, as well as the trial center, are the leaders in Chile in conducting COVID-19 trials.”

The IN2COVID study will be conducted by a multidisciplinary team of investigators lead by Dr. Arturo Borzutzky, Director of the Translational Allergy and Immunology Laboratory, Department of Infectious Diseases and Pediatric Immunology of the School of Medicine at Pontificia Universidad Católica de Chile.

Dr. Borzutzky said, “We are pleased to be partnering with Altum to bring AP-003 to COVID-19 patients.” He added, “There are several reasons why there is a need for an effective, easy to administer, non-invasive treatment such as AP-003 for COVID-19. These reasons include: the time it will take to vaccinate the whole population; not knowing the duration of protection afforded by the current vaccines; emergence of SARS-CoV-2 variants; and emergence of possible totally new coronavirus pandemics in the future. AP-003, being a Type I interferon, is a broad acting anti-viral agent, and therefore potentially could be effective in all these scenarios.”

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About BetterLife Pharma:

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

About Altum Pharmaceuticals, a wholly owned subsidiary of BetterLife Pharma Inc.:

Altum Pharmaceuticals Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. Altum is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV).

About Pontificia Universidad Católica de Chile:

Founded in 1888, Pontificia Universidad Católica de Chile is currently one of the leading higher education institutions in Latin America, ranked first in the continent for two years in a row by the Times Higher Education Ranking. Universidad Católica aspires to achieve excellence in the creation and transfer of knowledge and in providing a Catholic-based educational experience that motivates both personal growth and the development of an inquisitive and critical mind. One of its objectives is to educate persons who are committed to the construction of a more just and prosperous society. Our University is an important national center for research in social sciences, natural sciences, health, economics, agriculture, philosophy, theology, arts and literature. Located in a young and geographically distant country, we believe that maintaining an active exchange program with foreign universities is crucial for academic development.

For more information, visit: www.uc.cl

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Contact

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: +1-604-221-0595

Pontificia Universidad Católica de Chile:

Natalia de la Puente, Journalist

School of Medicine Communications Department

Email: ncdelapuente@uc.cl

Phone: +569-76950837

Camila Diaz, Journalist

School of Medicine Communications Department

Email: cdias@uc.cl

Phone: +569-72117700

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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